1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

March 4, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 152

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 152 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Trust:

S0000 44146	iShares Interest Rate Hedged Emerging Markets Bond ETF

The Fund’s initial filing made pursuant to Rule 485(a) was filed on December 6, 2013. The Amendment is being filed to reflect a change in the Fund’s investment strategies to provide that the Fund will attempt to mitigate the interest rate risk of the underlying securities or the Underlying Fund (as determined by BFA) primarily through the use of U.S. Treasury futures contracts and interest rate swaps. Corresponding changes have also been made to the Fund’s risk factors. Capitalized terms have the meanings assigned to the Fund’s prospectus.

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.

Katherine Drury